                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                  INTERMEDIA COMMUNICATIONS OF FLORIDA, INC.

                               (Name of Issuer)


                    Common Stock, par value $.01 per share

                        (Title of Class of Securities)


                                  45880 11 0

                                (CUSIP Number)


                             Arthur J. Steinhauer
                            Sabin, Bermant & Gould
                              350 Madison Avenue
                          New York, New York  10017
                                (212) 692-4400

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              February 20, 1996

           (Date of Event which Requires Filing of this Statement)

   If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with this statement [X].

   --------------------
   CUSIP NO.
   45880 11 0
   --------------------
   ------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newhouse Broadcasting Corporation
   ------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)  [X]

                                                         (b)  [  ]
   ------------------------------------------------------------
    3.   SEC USE ONLY

   ------------------------------------------------------------
    4.   SOURCE OF FUNDS
         OO
   ------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [  ]
   ------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
   ------------------------------------------------------------
                     7.    SOLE VOTING POWER
     NUMBER OF       0
       SHARES        ----------------------------------------
   BENEFICIALLY      8.    SHARED VOTING POWER
     OWNED BY        0
       EACH          ----------------------------------------
    REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON               0
       WITH          ----------------------------------------
                     10.   SHARED DISPOSITIVE POWER
                           0
   ------------------------------------------------------------
   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         0
   ------------------------------------------------------------
   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [X]
   ------------------------------------------------------------
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
   ------------------------------------------------------------
   14.   TYPE OF REPORTING PERSON
         CO
   ------------------------------------------------------------

   --------------------
   CUSIP NO.
   45880 11 0
   --------------------
   ------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         EMI Communications Corp.
   ------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)  [X]

                                                         (b)  [  ]
   ------------------------------------------------------------
    3.   SEC USE ONLY

   ------------------------------------------------------------
    4.   SOURCE OF FUNDS
         OO
   ------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [  ]
   ------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
   ------------------------------------------------------------
                     7.    SOLE VOTING POWER
     NUMBER OF       0
       SHARES        ----------------------------------------
   BENEFICIALLY      8.    SHARED VOTING POWER
     OWNED BY        0
       EACH          ----------------------------------------
    REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON               0
       WITH          ----------------------------------------
                     10.   SHARED DISPOSITIVE POWER
                           0
   ------------------------------------------------------------
   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         0
   ------------------------------------------------------------
   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [X]
   ------------------------------------------------------------
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
   ------------------------------------------------------------
   14.   TYPE OF REPORTING PERSON
         CO
   ------------------------------------------------------------

   --------------------
   CUSIP NO. 45880 11 0
   --------------------
   ------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         S.I. Newhouse, Jr.
   ------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)  [X]

                                                         (b)  [  ]
   ------------------------------------------------------------
    3.   SEC USE ONLY

   ------------------------------------------------------------
    4.   SOURCE OF FUNDS
         OO
   ------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [  ]
   ------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
   ------------------------------------------------------------
                     7.    SOLE VOTING POWER
     NUMBER OF       0
       SHARES        ----------------------------------------
   BENEFICIALLY      8.    SHARED VOTING POWER
     OWNED BY        0
       EACH          ----------------------------------------
    REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON               0
       WITH          ----------------------------------------
                     10.   SHARED DISPOSITIVE POWER
                           0
   ------------------------------------------------------------
   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         0
   ------------------------------------------------------------
   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [X]
   ------------------------------------------------------------
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
   ------------------------------------------------------------
   14.   TYPE OF REPORTING PERSON
         IN
   ------------------------------------------------------------

   --------------------
   CUSIP NO. 45880 11 0
   --------------------
   ------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Donald E. Newhouse
   ------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)  [X]

                                                         (b)  [  ]
   ------------------------------------------------------------
    3.   SEC USE ONLY

   ------------------------------------------------------------
    4.   SOURCE OF FUNDS
         OO
   ------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [  ]
   ------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
   ------------------------------------------------------------
                     7.    SOLE VOTING POWER
     NUMBER OF       0
       SHARES        ----------------------------------------
   BENEFICIALLY      8.    SHARED VOTING POWER
     OWNED BY        0
       EACH          ----------------------------------------
    REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON               0
       WITH          ----------------------------------------
                     10.   SHARED DISPOSITIVE POWER
                           0
   ------------------------------------------------------------
   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         0
   ------------------------------------------------------------
   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [X]
   ------------------------------------------------------------
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
   ------------------------------------------------------------
   14.   TYPE OF REPORTING PERSON
         IN
   ------------------------------------------------------------

               Item 1.     Security and Issuer

               This Statement on Schedule 13D, dated February 29, 1996 (the "Statement"), filed by Newhouse Broadcasting Corporation, a New York corporation ("Newhouse Broadcasting"), EMI Communications Corp., a New York corporation ("EMI"), S.I. Newhouse, Jr., and Donald E. Newhouse, relates to the common stock, par value $.01 per share (the "Common Stock"), of Intermedia Communications of Florida, Inc., a Delaware corporation (the "Company"), and is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"). Newhouse Broadcasting, EMI, S.I. Newhouse, Jr., and Donald E. Newhouse are collectively referred to herein as the "Reporting Persons."

               The address of the principal executive offices of the Company is Intermedia Communications of Florida, Inc., 9280 Bay Plaza Boulevard, Suite 720, Tampa, Florida 33619.

               This Statement is being jointly filed by the Reporting Persons pursuant to a joint filing agreement filed as Exhibit 2 hereto.


               Item 2.     Identity and Background

               This Statement is being jointly filed by the Reporting Persons, who acknowledge that they are a group within the meaning of
   Section 13(d)(3) of the Act. EMI is a wholly-owned subsidiary of Newhouse Broadcasting. S.I. Newhouse, Jr. and Donald E. Newhouse each own 50% of the outstanding equity securities of Newhouse Broadcasting. The name, business address, principal occupation or employment and, as appropriate, citizenship or state of organization of each Reporting Person and each person who is an executive officer or director of a Reporting Person or a person controlling a Reporting Person are set forth on, and incorporated by reference to, Schedule I attached hereto. During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on
   Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

               Item 3.     Source and Amount of Funds or Other
                           Consideration

               The consideration for the proposed purchase of Common Stock described herein will be the sale to the Company, on the terms and conditions described in Item 4 below, of certain assets of EMI and its wholly-owned subsidiaries.

               Item 4.  Purpose of the Transaction.

               On February 20, 1996, EMI (a "Seller"), Eastern Message, Inc., a New York corporation (a "Seller"), Eastern Message of New Jersey, Inc., a New Jersey corporation (a "Seller"), Eastern Message of Pennsylvania, Inc., a Pennsylvania corporation (a "Seller"), Eastern Message of Massachusetts, Inc., a Massachusetts corporation (a "Seller"), Eastern Message of Maryland, Inc., a Maryland corporation (a "Seller"), Newhouse Broadcasting and the Company entered into an Asset Purchase Agreement (the "Agreement"). A copy of the Agreement is attached hereto as Exhibit 1.

               Pursuant to the Agreement, upon satisfaction of the conditions precedent to closing (the "Conditions Precedent"), the Sellers will sell to the Company, and the Company will purchase from the Sellers (the "Purchase"), certain assets of the Sellers used in the business of providing common carrier and private line telecommunications services. As consideration for the Purchase, the Company will issue to EMI 937,500 shares of Common Stock (the "Share Consideration") at the closing of the Purchase.

               The Conditions Precedent include, among others, (i) approval by the Federal Communications Commission and certain other regulatory agencies of the transfer of certain licenses from the Sellers to the Company, (ii) approval of the Purchase under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) delivery by the Sellers of schedules to the Agreement containing information satisfactory to the Company in all respects.

               Except as indicated in this Statement, the Reporting Persons currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               Item 5.     Interest in Securities of the Issuer.

               Pursuant to the Agreement, the Purchase shall only be consummated upon the satisfaction or waiver of each of the Conditions Precedent. The occurrence of several of these conditions, including governmental approvals, is not within the control of the Sellers or the Reporting Persons and the Sellers and Reporting Persons cannot be certain that the Purchase will in fact be consummated. Therefore, the Reporting Persons hereby disclaim beneficial ownership of the Share Consideration pursuant to Rule 13d-4 under the Act.

               To the best knowledge of the Reporting Persons, based on a representation of the Company contained in the Agreement, as of February 14, 1996 there were outstanding (i) 10,382,918 shares of Common Stock,
   (ii) warrants and options to purchase an aggregate of 1,168,544 shares of Common Stock, and (iii) a restricted stock grant covering 200,000 shares of Common Stock. If the Purchase were to be consummated as set forth in the Agreement and assuming that 10,382,918 shares of Common Stock were issued and outstanding, the Reporting Persons would beneficially own approximately 8.3% of the issued and outstanding Common Stock.

               Upon consummation of the Purchase, the Reporting Persons would have sole voting power to vote and dispose of such shares of Common Stock, subject to certain voting agreements contained in the Agreement.

               Except as set forth in this Statement, none of the Reporting Persons beneficially owns any Common Stock or has effected any transactions in the Common Stock during the past 60 days.


               Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

               The description of the relationships among the Reporting Persons in Item 1 of this Statement is incorporated herein by reference. Inasmuch as the Agreement is a contract which includes understandings, arrangements and relationships among the Reporting Persons and the Company with respect to the Common Stock, the Agreement is incorporated herein by reference in its entirety.

               Item 7.  Material to be Filed as Exhibits.

               Exhibit           Description

               (1) Asset Purchase Agreement, dated as of February 20, 1996, among EMI Communications Corp., Eastern Message, Inc., Eastern Message of New Jersey, Inc., Eastern Message of Pennsylvania, Inc., Eastern Message of Massachusetts, Inc., Eastern Message of Maryland, Inc., Newhouse Broadcasting Corporation and Intermedia Communications of Florida, Inc.

               (2) Joint Filing Agreement, dated February 29, 1996, among Newhouse Broadcasting Corporation, EMI Communications Corp., S.I. Newhouse, Jr. and Donald E. Newhouse.

                                 SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:      February 29, 1996


                              NEWHOUSE BROADCASTING CORPORATION


                              By: /s/ Robert J. Miron
                                  Name: Robert J. Miron
                                  Title: Vice President



                              EMI COMMUNICATIONS CORP.


                              By: /s/ Robert J. Miron
                                  Name: Robert J. Miron
                                  Title: Vice President



                              /s/ S.I. Newhouse, Jr.
                              S.I. Newhouse, Jr.



                              /s/ Donald E. Newhouse
                              Donald E. Newhouse

                                SCHEDULE I



Name:                               Newhouse Broadcasting Corporation

Business Address:                   5015 Campuswood Drive
                                    East Syracuse, New York 13057

Principal Business:                 Cable television systems

State of Organization:              New York


Name:                               EMI Communications Corp.

Business Address:                   5015 Campuswood Drive
                                    East Syracuse, NY  13057

Principal Business:                 Common carrier and private line
                                    telecommunications services.

State of Organization:              New York


Name:                               S.I. Newhouse, Jr.

Business Address:                   350 Madison Avenue
                                    New York, NY 10017

Principal Occupation:               Chairman of the Board of Directors,
                                    Advance Publications, Inc., a New York
                                    corporation ("Advance").  Vice
                                    President and member of the Board of
                                    Directors of Newhouse Broadcasting.
                                    Member of the Board of Directors of
                                    EMI.

Employer:                           Various affiliates of Advance.

Employer's Address:                 950 Fingerboard Road
                                    Staten Island, NY 10305
Principal Business of
 Employer:                          Publishing

Citizenship:                        U.S.A.


Name:                               Donald E. Newhouse

Business Address:                   Star-Ledger Plaza
                                    Newark, NJ 07101

Principal Occupation:               President, Treasurer, and member of the
                                    Board of Directors of Advance.
                                    President and member of the Board of
                                    Directors of Newhouse Broadcasting.
                                    Vice President and member of the Board
                                    of Directors of EMI.

Employer:                           Various affiliates of Advance.

Employer's Address:                 950 Fingerboard Road
                                    Staten Island, NY 10305

Principal Business of
 Employer:                          Publishing

Citizenship:                        U.S.A.


Name:                               Robert J. Miron

Business Address:                   5015 Campuswood Drive
                                    East Syracuse, NY  13057

Principal Occupation:               President of Advance Communication Corp.,
                                    a Delaware Corporation ("Advance
                                    Communication").  Vice President,
                                    Secretary, Treasurer and member of the
                                    Board of Directors of EMI.  Vice
                                    President, Treasurer and member of the
                                    Board of Directors of Newhouse
                                    Broadcasting.

Employer:                           Advance Communication

Employer's Address:                 5015 Campuswood Drive
                                    East Syracuse, NY  13057
Principal Business of
 Employer:                          Cable television systems

Citizenship:                        U.S.A.

Name:                               Samuel I. Newhouse, III

Business Address:                   Evening Journal Association
                                    30 Journal Square
                                    Jersey City, NJ 07306

Principal Occupation:               Member of the Board of Directors of
                                    Advance.  Secretary of Newhouse
                                    Broadcasting.

Employer:                           Various affiliates of Advance.

Employer's Address:                 950 Fingerboard Road
                                    Staten Island, NY 10305

Principal Business of
 Employer:                          Publishing

Citizenship:                        U.S.A.


Name:                               Dennis B. Dundon

Business Address:                   5015 Campuswood Drive
                                    East Syracuse, NY  13057

Principal Occupation:               President of EMI.

Employer:                           EMI

Employer's Address:                 5015 Campuswood Drive
                                    East Syracuse, NY  13057
Principal Business of
 Employer:                          Common carrier and private line
                                    telecommunications services.

Citizenship:                        U.S.A.